Exhibit (a)(6)


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FOR IMMEDIATE RELEASE

SUTTER OPPORTUNITY FUND 3, LLC, SUTTER OPPORTUNITY FUND 3 (TE), LLC, SCM SPECIAL FUND, LLC, and MACKENZIE PATTERSON FULLER, INC. announce extension of tender offer for CONCORD MILESTONE PLUS, LP and maintenance of $2.50 per Unit Offer Price.

Moraga, Calif. (Business Wire)--May 26, 2005-- SUTTER OPPORTUNITY FUND 3, LLC, SUTTER OPPORTUNITY FUND 3 (TE), LLC, SCM SPECIAL FUND, LLC, and MACKENZIE PATTERSON FULLER, INC. (the "Purchasers") have extended the expiration date of their tender offer for Units of limited partnership interest (the "Units") in CONCORD MILESTONE PLUS, LP (the "Partnership"). The expiration date has been extended through June 10, 2005. The Offer Price has been increased by $0.0326 per Unit to offset the decrease of the same amount due to the distribution declared by the General Partner, so that the Offer Price remains at $2.50 per Unit.

         As of the date hereof, a total of 18,497 Units of the Partnership have been tendered by securities holders and not withdrawn. No other Units have been tendered to date.

         For further information, contact Christine Simpson at the below telephone number.

MacKenzie Patterson Fuller, Inc.
1640 School Street, Suite 100
Moraga, California 94556
Telephone: 925-631-9100